EXHIBIT 11.  Statement Re: Computation of Earnings Per Share

(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended March 31,
	2011	2010

Basic
Net income	$1,055.9	$1,248.1

Average number of common shares outstanding	1,106.4	1,098.3
Contingently issuable shares	5.6	5.1

Adjusted average shares	1,112.0	1,103.4

Basic earnings per share	$.95	$1.13

Diluted
Net income	$1,055.9	$1,248.1

Average number of common shares outstanding	1,106.4	1,098.3
Incremental shares — stock options and contingently issuable shares	5.6	5.1

Adjusted average shares	1,112.0	1,103.4

Diluted earnings per share	$.95	$1.13

Dollars and shares in millions except per-share data.